Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited Third Quarter 2019 Financial Results

Net Revenues from Products of RMB1.5 Billion, Exceeding High End of Guidance Range

Store Level Operating Profit Margin of 12.5% for the Quarter

BEIJING, China, November 13, 2019 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (NASDAQ: LK), a pioneer of a technology-driven new retail model to provide coffee and other products of high quality, high affordability, and high convenience to customers, today announced its unaudited financial results for the third quarter ended September 30, 2019.

THIRD QUARTER 2019 HIGHLIGHTS1

•                      Total net revenues from products in the quarter were RMB1,493.2 million (US$208.9 million), representing an increase of 557.6% from RMB227.1 million in the same quarter of 2018.

•                      Average monthly total items sold in the quarter were 44.2 million, representing an increase of 470.1% from 7.8 million in the third quarter of 2018.

•                      Cumulative number of transacting customers increased to 30.7 million, representing an increase of 413.4% from 6.0 million as of the end of the third quarter of 2018. During the third quarter of 2019, the Company acquired 7.9 million new transacting customers.

•                      Average monthly transacting customers in the quarter were 9.3 million, representing an increase of 397.5% from 1.9 million in the third quarter of 2018.

•                      Total number of stores at the end of the quarter were 3,680 stores, representing an increase of 209.5% from 1,189 stores at the end of the third quarter of 2018.

•                      Average total net revenues from products per store in the quarter were RMB449.6 thousand (US$62.9 thousand), representing an increase of 79.5% from RMB250.5 thousand in the same quarter of 2018.

•                      Store level operating profit in the quarter was RMB186.3 million (US$26.1 million), or 12.5% of net revenues from products, compared to a loss of RMB126.0 million in the third quarter of 2018.

1  Please refer to the section “KEY DEFINITIONS” on Page 5 for detailed definitions.

“We are very pleased with our results in the third quarter. We exceeded the high-end of our guidance range, achieved a store level profit margin of 12.5% and experienced continuous growth across all key operating metrics. These achievements follow a clear trend: an increase in volumes, efficiency and, as a result, profitability. During the quarter, product revenue grew at 557.6%, which was 1.2x, 1.4x and 2.7x the growth rate of average monthly items sold, average monthly transacting customers, and number of stores, respectively,” said Ms. Jenny Zhiya Qian, Chief Executive Officer of Luckin Coffee.

“During the third quarter, sales from freshly-brewed coffee drinks continued to maintain very strong growth, and we believe we will reach our goal to become the largest coffee player in China by the end of this year. With our distinguished value proposition of high quality, high affordability and high convenience we believe that Luckin Coffee has become part of more and more Chinese consumers’ daily lives. China’s coffee market remains highly underpenetrated so we are very excited about the growth potential ahead of us,” said Ms. Qian.

Ms. Qian added, “At the same time, we continued to enrich our product offerings during the quarter. We launched Luckin Tea products nationwide in July 2019 and experienced strong incremental demand during the quarter, contributing to an increase in per store revenue and higher customer retention rate. We also started selling cups and other merchandise products and entered into a joint venture agreement with Louis Dreyfus Company to produce and sell co-branded Not From Concentrate juice products.”

Ms. Qian continued, “We also strategically launched Luckin Tea as an independent brand and developed our new retail partnership model. In addition, we are engaged in ongoing discussions with potential strategic partners to set up joint ventures in markets outside of China. We consider these initiatives as an evolution of our current business model and are part of our strategy to serve more customers.”

“With our disruptive technology-driven new retail model and our newly-launched retail partnership model, we believe we can rapidly expand into adjacent markets with limited capital expenditures while maintaining a high degree of operational control and efficiency. We are pleased to have taken meaningful steps accomplishing our goals this quarter and remain extremely excited about the future of our business,” concluded Ms. Qian.

THIRD QUARTER 2019 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB1,541.6 million (US$215.7 million) in the third quarter, representing an increase of 540.2% from RMB240.8 million in the third quarter of 2018. Total net revenues from products were RMB1,493.2 million (US$208.9 million) in the third quarter, representing an increase of 557.6% from RMB227.1 million in the third quarter of 2018. Net revenues from products growth was primarily driven by a significant increase in the number of transacting customers, an increase in effective selling price, and an increase in the number of products sold per transacting customer.

•                  Net revenues from freshly brewed drinks were RMB1,145.4 million (US$160.2 million), representing 74.3% of total net revenues in the third quarter of 2019, compared to RMB192.7 million, or 80.0% of total net revenues, in the third quarter of 2018.

•                  Net revenues from other products were RMB347.8 million (US$48.7 million), representing 22.6% of total net revenues in the third quarter of 2019, compared to RMB34.4 million, or 14.3% of total net revenues, in the third quarter of 2018.

•                  Other revenues, which mainly include delivery fees, were RMB48.4 million (US$6.8 million), representing 3.1% of total net revenues in the third quarter of 2019, compared to RMB13.7 million, or 5.7% of total net revenues, in the third quarter of 2018.

Total operating expenses were RMB2,132.5 million (US$298.3 million), representing an increase of 193.6% from RMB726.4 million in the third quarter of 2018. The increase in operating expenses was the result of business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 138.3% in the third quarter of 2019 from 301.7% in the third quarter of 2018, mainly driven by increased economies of scale and the Company’s technology-driven operations.

•                  Cost of materials were RMB721.1 million (US$100.9 million), representing an increase of 375.5% from RMB151.6 million in the third quarter of 2018, as a result of the increase in sales of products. Cost of materials decreased to 48.3% as a percentage of net revenues from products in the third quarter of 2019 from 66.8% in the third quarter of 2018.

•                  Store rental and other operating costs were RMB477.3 million (US$66.8 million), representing an increase of 176.6% from RMB172.5 million in the third quarter of 2018, mainly due to increases in the number of stores and headcount. Store rental and other operating costs decreased to 32.0% as a percentage of net revenues from products in the third quarter of 2019 from 76.0% in the third quarter of 2018.

•                  Depreciation expenses were RMB108.5 million (US$15.2 million), representing an increase of 275.8% from RMB28.9 million in the third quarter of 2018, mainly as the result of increases in depreciation of leasehold improvements and the increase in the purchases of equipment for operation due to the increased number of stores. Depreciation expenses decreased to 7.3% as a percentage of net revenues from products in the third quarter of 2019 from 12.7% in the third quarter of 2018.

•                  Sales and marketing expenses were RMB557.7 million (US$78.0 million), representing an increase of 147.6% from RMB225.3 million in the third quarter of 2018, mainly due to increases in advertising expenses as the Company launched new marketing initiatives, entered into new cities and launched Luckin Tea as an independent brand. The increase in sales and marketing expenses reflect strategic investments in branding which, management believes, will bring long-term benefits to the Company. All promotions and coupons provided to customers, other than free product promotion expenses, are reflected in net revenues from products and therefore not included in sales and marketing expenses. Sales and marketing expenses decreased to 36.2% as a percentage of net revenues in the third quarter of 2019 from 93.5% in the third quarter of 2018.

•                  General and administrative expenses were RMB246.1 million (US$34.4 million), representing an increase of 108.0% from RMB118.3 million in the third quarter of 2018. The increase in general and administrative expenses was mainly driven by business expansion and share-based compensation to senior management. General and administrative expenses decreased to 16.0% as a percentage of net revenues in the third quarter of 2019 from 49.1% in the third quarter of 2018.

•                  Store preopening and other expenses were RMB21.8 million (US$3.0 million), representing a decrease of 26.9% from RMB29.8 million in the third quarter of 2018, mainly due to decreased rental costs before opening as a result of improved efficiency for new store openings. Store preopening and other expenses decreased to 1.4% as a percentage of net revenues in the third quarter of 2019 from 12.4% in the third quarter of 2018.

Operating loss was RMB590.9 million (US$82.7 million) compared to RMB485.6 million in the third quarter of 2018. Non-GAAP operating loss was RMB550.1 million (US$77.0 million), representing 35.7% of total net revenues, in the third quarter of 2019, compared to RMB485.6 million, or 201.7% of total net revenues, in the third quarter of 2018. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB531.9 million (US$74.4 million) compared to RMB484.9 million in the third quarter of 2018. Non-GAAP net loss was RMB491.1 million (US$68.7 million), representing 31.9% of total net revenues, in the third quarter of 2019, compared to RMB483.9 million, or 201.0% of total net revenues, in the third quarter of 2018.

Basic and diluted net loss per ADS was RMB2.24 (US$0.32) compared to a loss of RMB3.60 in the third quarter of 2018. Non-GAAP basic and diluted net loss per ADS was RMB2.08 (US$0.32) compared to a loss of RMB3.52 in the third quarter of 2018.

Net cash used in operating activities was RMB122.8 million (US$17.2 million) compared to RMB719.6 million in the third quarter of 2018. The decrease was primarily driven by a reduction of operating loss and a favorable working capital profile.

Cash and cash equivalents and short-term investments were RMB5,543.9 million (US$775.6 million) as of September 30, 2019, compared to RMB1,761.0 million as of December 31, 2018. The increase was primarily driven by the net proceeds of US$158.8 million from the issuance of Series B-1 convertible redeemable preferred shares in April 2019 to certain investors and the net proceeds of US$657.2 million from the IPO and the concurrent private placement.

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019
Total stores	624	1,189	2,073	2,370	2,963	3,680
Pick-up stores	356	903	1,811	2,163	2,741	3,433
Relax stores	22	45	86	109	123	138
Delivery kitchens	246	241	176	98	99	109

Cumulative number of transacting customers (in thousands)	2,917.8	5,984.3	12,529.5	16,872.3	22,777.5	30,723.7
Average monthly transacting customers (in thousands)	1,207.6	1,877.4	4,325.9	4,402.0	6,166.0	9,339.7

Average monthly total items sold (in thousands)	4,001.0	7,760.3	17,645.1	16,275.8	27,593.0	44,244.6
Freshly brewed drinks	3,743.7	6,220.4	13,418.8	13,077.2	21,055.7	34,655.4
Other products	257.3	1,539.9	4,226.4	3,198.6	6,537.3	9,589.2

GUIDANCE

For the fourth quarter ending December 31, 2019, the Company expects net revenues from products to be between RMB2.1 billion and RMB2.2 billion. This forecast excludes any revenue generated from stores operated under the new retail partnership model. This forecast reflects the Company’s current and preliminary views, which are subject to change.

KEY DEFINITIONS

•                  Net revenues from products. Calculated as the sum of net revenues from freshly brewed drinks and net revenues from other products.

•                  Average total net revenues from products per store. Calculated by dividing net revenues from products during the period by the average number of stores during the period.

•                  Transacting customers for the period. Refers to a customer who bought at least one item offered on the Company’s mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through the free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer.

•                  Cumulative number of transacting customers. The total number of transacting customers since inception.

•                  Average monthly transacting customers. The number of average monthly transacting customers in the three months during the quarter.

•                  Average monthly total items sold. Calculated by dividing the total number of items sold during the quarter by three.

•                  Store level operating profit (loss). Calculated by deducting the cost of materials, store rental and other operating costs, and depreciation expenses from net revenues from products.

•                  Store level operating profit (loss) margin. Calculated by dividing store level operating profit (loss) by net revenues from products.

•                  Non-GAAP operating loss. Calculated by adjusting operating loss for non-cash share-based compensation expenses.

•                  Non-GAAP net loss. Calculated by adjusting net loss for non-cash share-based compensation expenses and change in the fair value of warrant liability.

•                  Non-GAAP basic and diluted net loss per share. Calculated as non-GAAP net loss divided by weighted average number of basic and diluted share.

•                  Non-GAAP basic and diluted net loss per ADS. Calculated as non-GAAP net loss divided by weighted average number of basic and diluted ADS.

CONFERENCE CALL

A conference call and webcast to discuss Luckin Coffee’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time on November 13, 2019.

Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
Conference ID:	5550236

The replay will be accessible through November 21, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	5550236

The webcast will be available at investor.luckincoffee.com and will be archived on the site shortly after the call has concluded.

A presentation to supplement the call and webcast will be available on the Company’s IR website at investor.luckincoffee.com.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss, non-GAAP net loss, non-GAAP basic and diluted net loss per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating loss as operating loss excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability.  The Company defines non-GAAP basic and diluted net loss per ADS as non-GAAP net loss divided by weighted average number of basic and diluted ADS.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1477 to US$1.00, the exchange rate on September 30, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (NASDAQ: LK) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high affordability, and high convenience to customers. Empowered by big data analytics,

AI, and proprietary technologies, the Company pursues its mission to be part of everyone’s everyday life, starting with coffee. The Company was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 203 682 8200

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Scott Bisang / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018 AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2019

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	31-Dec-18	30-Sep-19
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,630,983	4,513,899	631,518
Restricted cash	—	21,709	3,037
Short-term investments	130,000	1,030,000	144,102
Receivables from online payment platforms	4,609	11,073	1,549
Accounts receivables	—	11,429	1,599
Inventories	150,015	213,225	29,831
Prepaid expenses and other current assets	365,510	553,171	77,391
Amount due from a related party	147,559	—	—
Total current assets	2,428,676	6,354,506	889,027

Non-current assets:
Property and equipment, net	904,992	1,238,169	173,226
Restricted cash	—	2,004	280
Other non-current assets	151,408	434,352	60,768
Total non-current assets	1,056,400	1,674,525	234,274
TOTAL ASSETS	3,485,076	8,029,031	1,123,301

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/ EQUITY
Current liabilities:
Short-term bank borrowings	8,000	10,000	1,399
Current portion of long-term borrowing	72,787	226,969	31,754
Capital lease obligation	108,664	29,775	4,166
Accounts and notes payable	176,704	351,627	49,194
Accrued expenses and other liabilities	371,017	864,392	120,932
Amounts due to related parties	24,198	19,306	2,701
Warrant liability	19,520	—	—
Total current liabilities	780,890	1,502,069	210,146

Non-current liabilities:
Long-term borrowing	226,969	—	—
Deferred revenues	126,469	55,293	7,736
Other non-current liabilities	—	37,717	5,277
Total non-current liabilities	353,438	93,010	13,013
Total liabilities	1,134,328	1,595,079	223,159

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018 AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2019 (Continued)

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	31-Dec-18	30-Sep-19
	RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares[1]	2,113,347	—	—
Series B convertible redeemable preferred shares[2]	2,164,994	—	—
Total mezzanine equity	4,278,341	—	—

Shareholders’ (deficits)/equity:
Class A ordinary shares[3]	—	5	1
Class B ordinary shares[4]	—	16	2
Ordinary shares[5]	—	—	—
Angel-1 shares[6]	743,376	—	—
Angel-2 shares[7]	512,812	—	—
Additional paid-in capital	65,000	11,900,972	1,665,007
Accumulated other comprehensive (loss)/income	(2,076)	98,748	13,815
Accumulated deficits	(3,246,705)	(5,565,789)	(778,683)
Total shareholders’ (deficits)/equity	(1,927,593)	6,433,952	900,142

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/ EQUITY	3,485,076	8,029,031	1,123,301

1  US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and September 30, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and September 30, 2019, respectively.

2 US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and September 30, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and September 30, 2019, respectively.

3 US$0.000002 par value; nil and 20,000,000,000 shares authorized as of December 31, 2018 and September 30, 2019, respectively; nil and 334,734,912 issued and outstanding as of December 31, 2018 and September 30, 2019, respectively.

4. US$0.000002 par value; nil and 5,000,000,000 shares authorized as of December 31, 2018 and September 30, 2019, respectively; nil and 1,587,886,000 issued and outstanding as of December 31, 2018 and September 30, 2019, respectively.

5. US$0.001 par value; 45,400,000 and nil shares authorized as of December 31, 2018 and September 30, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and September 30, 2019, respectively.

6 US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and September 30, 2019, respectively.

7 US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and September 30, 2019, respectively (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”).

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2019 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2019

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Freshly brewed drinks	192,666	1,145,358	160,241	302,759	2,165,614	302,981
Other products	34,397	347,847	48,666	44,249	642,662	89,912
Others	13,736	48,386	6,769	28,254	120,940	16,920
Total net revenues	240,799	1,541,591	215,676	375,262	2,929,216	409,813

Cost of materials	(151,648)	(721,129)	(100,890)	(236,838)	(1,462,763)	(204,648)
Store rental and other operating costs	(172,547)	(477,305)	(66,777)	(292,710)	(1,131,136)	(158,252)
Depreciation expenses	(28,873)	(108,515)	(15,182)	(47,811)	(280,979)	(39,310)
Sales and marketing expenses	(225,255)	(557,665)	(78,020)	(457,728)	(1,115,872)	(156,116)
General and administrative expenses	(118,298)	(246,093)	(34,430)	(232,236)	(684,836)	(95,812)
Store preopening and other expenses	(29,793)	(21,773)	(3,046)	(62,174)	(61,318)	(8,579)
Total operating expenses	(726,414)	(2,132,480)	(298,345)	(1,329,497)	(4,736,904)	(662,717)
Operating loss	(485,615)	(590,889)	(82,669)	(954,235)	(1,807,688)	(252,904)

Interest income	3,519	31,853	4,456	3,716	47,538	6,651
Interest and financing expenses	(7,428)	(7,665)	(1,072)	(7,982)	(24,098)	(3,371)
Foreign exchange gain, net	8,392	32,797	4,588	15,627	29,741	4,161
Other expenses	(2,804)	2,048	287	(6,288)	(2,092)	(293)
Change in the fair value of warrant liability	(991)	—	—	(991)	(8,322)	(1,164)

Net loss before income taxes	(484,927)	(531,856)	(74,410)	(950,153)	(1,764,921)	(246,920)
Income tax expense	—	—	—	—	—	—
Net loss	(484,927)	(531,856)	(74,410)	(950,153)	(1,764,921)	(246,920)

Add: accretion to redemption value of convertible redeemable preferred shares	—	—	—	(793,992)	(552,036)	(77,233)
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	—	—	(2,127)	(298)
Net loss attributable to Ordinary Shareholders	(484,927)	(531,856)	(74,410)	(1,744,145)	(2,319,084)	(324,451)

FINANCIAL STATEMENTS

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2019 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2019 (Continued)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$

Loss per share[1]:
- Basic and diluted	(0.45)	(0.28)	(0.04)	(2.81)	(1.54)	(0.22)
Loss per ADS (8 Ordinary Shares per ADS):
- Basic and diluted	(3.60)	(2.24)	(0.32)	(22.48)	(12.32)	(1.76)
Weighted average shares outstanding used in calculating basic and diluted loss per share[1]:
- Basic and diluted	1,089,375,000	1,922,620,912	1,922,620,912	620,975,275	1,502,999,505	1,502,999,505
Other comprehensive (loss)/gain, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(18,974)	103,121	14,427	7,732	100,824	14,106
Total comprehensive loss	(503,901)	(428,735)	(59,983)	(1,736,413)	(2,218,260)	(310,345)

1  Loss per share for the three and nine months ended September 30, 2019 is computed using the weighted-average number of Ordinary Shares outstanding as of September 30, 2019 included the automatic conversion of all of the Company’s Angel-1 shares, Angel-2 shares, Series A convertible redeemable preferred shares, Series B convertible redeemable preferred shares and Series B-1 convertible redeemable preferred shares into Ordinary Shares immediately prior to the completion of the IPO at the conversion ratio of 1:1 and after 1:500 share split. Upon the completion of the IPO, Ordinary Shares included Class A and Class ordinary shares.  Prior to the completion of the IPO, the outstanding Ordinary Shares consisted of Ordinary shares and Angel-1 and Angel-2 shares.  Basic and diluted loss per share are not reported separately for different classes of Ordinary Shares as each class of shares had the same rights to profits and losses.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2019 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2019

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(719,647)	(122,799)	(17,180)	(1,039,248)	(1,125,671)	(157,487)
Net cash (used in)/provided by investing activities	(1,297,174)	682,663	95,508	(1,609,786)	(1,605,672)	(224,642)
Net cash provided by/(used in) financing activities	1,066,846	(159,710)	(22,344)	2,558,819	5,491,826	768,335
Effect of foreign exchange rate changes on cash and cash equivalents	9,608	124,994	17,487	18,885	122,433	17,129

Net (decrease)/increase in cash and cash equivalents	(940,367)	525,148	73,471	(71,330)	2,882,916	403,335
Cash and cash equivalents at beginning of the period	1,088,133	3,988,751	558,047	219,096	1,630,983	228,183

Cash and cash equivalents at end of the period	147,766	4,513,899	631,518	147,766	4,513,899	631,518

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Amounts in thousands of RMB and US$, except for share and per share data)
A. Non-GAAP operating loss
Operating loss	(485,615)	(590,889)	(82,669)	(954,235)	(1,807,688)	(252,904)
Adjusted for:
Share-based compensation expenses	—	40,754	5,702	—	111,210	15,559
Non-GAAP operating loss	(485,615)	(550,135)	(76,967)	(954,235)	(1,696,478)	(237,345)

B. Non-GAAP net loss
Net loss	(484,927)	(531,856)	(74,410)	(950,153)	(1,764,921)	(246,920)
Adjusted for:
Share-based compensation expenses	—	40,754	5,702	—	111,210	15,559
Change in the fair value of warrant liability	991	—	—	991	8,322	1,164
Non-GAAP net loss	(483,936)	(491,102)	(68,708)	(949,162)	(1,645,389)	(230,197)

C. Non-GAAP net loss per share — basic and diluted
Net loss attributable to the Company’s Ordinary Shareholders	(484,927)	(531,856)	(74,410)	(1,744,145)	(2,319,084)	(324,451)
Add:
Accretion to redemption value of convertible redeemable preferred shares	—	—	—	793,992	552,036	77,233
Share-based compensation expenses	—	40,754	5,702	—	111,210	15,559
Change in the fair value of warrant liability	991	—	—	991	8,322	1,164
Non-GAAP net loss attributable to the Company’s Ordinary Shareholders	(483,936)	(491,102)	(68,708)	(949,162)	(1,647,516)	(230,495)

Weighted average number of Ordinary Shares in issue- basic and diluted	1,089,375,000	1,922,620,912	1,922,620,912	620,975,275	1,502,999,505	1,502,999,505
Non-GAAP net loss per share
– Basic and diluted	(0.44)	(0.26)	(0.04)	(1.53)	(1.10)	(0.15)

Non-GAAP net loss per ADS
– Basic and diluted	(3.52)	(2.08)	(0.32)	(12.24)	(8.80)	(1.20)